Ex. 2.2

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
:
In re	:
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	:	Chapter 11

WORLDCOM, INC., et al.,	:	Case No. 02-13533 (AJG)
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	:	(Jointly Administered)
:
Debtors.	:
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ORDER CONFIRMING DEBTORS’ MODIFIED SECOND

AMENDED JOINT PLAN OF REORGANIZATION UNDER

CHAPTER 11 OF THE BANKRUPTCY CODE, DATED OCTOBER 21, 2003

The Debtors’ Modified Second Amended Joint Plan of Reorganization under title 11 of chapter 11 of the United States Code (the “Bankruptcy Code”), dated October 21, 2003 (as thereafter modified, the “Plan”)1 having been filed with the Bankruptcy Court (the “Court”) by WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively, the “Debtors”); and the Debtors’ Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, dated May 23, 2003 (the “Disclosure Statement”), Supplement to the Disclosure Statement, dated July 9, 2003 (the “First Supplement”), Second Supplement to the Disclosure Statement, dated August 6, 2003 (the “Second Supplement”), Third Supplement to the Disclosure Statement, dated September 12, 2003 (the “Third Supplement”), and the Plan having been transmitted to holders of Claims against and Equity Interests in the Debtors and other parties in interest, all as provided for by Orders of the Court, dated May 28, 2003, July 10, 2003, August 6, 2003 and September 12, 2003, approving the Disclosure Statement, the First Supplement, the Second Supplement and the Third Supplement

[1]	A copy of the Plan is annexed hereto as Exhibit A.

pursuant to section 1125 of the Bankruptcy Code and establishing solicitation and tabulation procedures and providing for other relief (collectively, the “Disclosure Statement Orders”); and the hearing to consider confirmation of the Plan having been held before the Court on each of September 8, 9, 12, 15, 16, 17, 18 and 19, 2003 and October 14, 15, 21 and 30, 2003 (the “Confirmation Hearing”) after due notice to holders of Claims against and Equity Interests in the Debtors and other parties in interest in accordance with the Disclosure Statement Orders, the Bankruptcy Code, and the Bankruptcy Rules2; and upon all of the proceedings had before the Court and after full consideration of: (i) each of the objections to confirmation of the Plan (the “Objections”); (ii) the responses in support of confirmation of the Plan filed by (a) the Debtors, dated September 3, 2003 and October 13, 2003, (b) the statutory creditors’ committee (the “Committee”), dated September 3, 2003 and October 13, 2003, (c) an informal committee of certain holders of Intermedia Senior Debt Claims and Intermedia Subordinated Debt Claims (the “Ad Hoc Committee of Intermedia Noteholders”), dated September 3, 2003, and (d) an informal committee of certain holders of MCIC Senior Debt Claims (the “Ad Hoc Committee of MCIC Senior Noteholders”), dated September 3, 2003; and (iii) the Memoranda of Law in support of confirmation of the Plan filed by the Debtors, dated September 3, 2003, October 13, 2003 and October 27, 2003; and upon the arguments of counsel and all of the evidence adduced at the Confirmation Hearing, and after due deliberation and sufficient cause appearing therefor,

[2]	Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to such terms in the Plan.

It hereby is DETERMINED, FOUND, ADJUDGED, DECREED, AND ORDERED:

JURISDICTION

1. The Court has jurisdiction to confirm the Plan pursuant to 28 U.S.C. §§ 157 and 1334.

2. Venue is proper before the Court pursuant to sections 1408 and 1409 of title 28 of the United States Code.

3. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(L).

MODIFICATIONS TO THE PLAN

4. On October 21, 2003, the Debtors filed the Plan, which reflected modifications (the “October 21 Modifications”) made to the Debtors’ Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated September 12, 2003 (the “September 12 Plan”). In addition, Section 10.06 of the Plan is modified as follows:

Exculpation. None of the Debtors, the Reorganized Debtors, the Indenture Trustees, the Covered Parties, or their respective professionals shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct, gross negligence, criminal conduct, misuse of confidential information that causes damages, or ultra vires acts and, in all respects, the Debtors, the Reorganized Debtors, the Indenture Trustees, and the Covered Parties shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. Nothing in this Section 10.06 shall limit the liability of the professionals of the Debtors, the Reorganized Debtors, the Indenture Trustees or the Covered Parties to their respective clients pursuant to DR 6-102 of the Code of Professional Responsibility.

5. The modifications reflected in the October 21 Modifications and herein are referred to collectively as the “Modifications.” The Plan, as modified by the Modifications, shall constitute the “Plan.”

6. The Modifications do not adversely affect the treatment of any Claims against or Equity Interests in the Debtors under the Plan.

7. In accordance with section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, all holders of Claims against the Debtors who voted to accept the Plan, other then holders of Claims in Classes 6 and 6A, are hereby deemed to have the accepted the Plan, as amended consistent with the Modifications.

8. No holder of a Claim against the Debtors that has voted to accept the Plan, other then holders of Claims in Classes 6 and 6A, which are deemed to have rejected the Plan, shall be permitted to change its acceptance to a rejection as a consequence of the Modifications.

9. The filing with the Court of the September 12 Plan, the service of same on all persons participating in the Confirmation Hearing, the filing with the Court of the October 21 Modifications, and the disclosure of the Modifications on the record of the Confirmation Hearing, constitute due and sufficient notice thereof.

10. The Modifications incorporated in the Plan comply with section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019.

11. The Plan complies fully with sections 1122 and 1123 of the Bankruptcy Code. The Debtors have complied with section 1125 with respect to the

Disclosure Statement, the First Supplement, the Second Supplement, the Third Supplement and the Plan. The requirements of section 1127 of the Bankruptcy Code have been satisfied.

CONFIRMATION OF THE PLAN

12. The Findings of Fact and Conclusions of Law, dated October 31, 2003, (1) Approving (i) Substantive Consolidation and (ii) the Settlements Proposed Under Debtors’ Modified Second Amended Joint Plan of Reorganization, Dated October 21, 2003, and (2) Confirming Debtors’ Modified Second Amended Joint Plan of Reorganization, Dated October 21, 2003, are hereby incorporated by reference into, and are an integral part of, this Confirmation Order.

13. Pursuant to section 1129 of the Bankruptcy Code, the Plan is CONFIRMED. The terms of the Plan are incorporated by reference into, and are an integral part of, this Confirmation Order.

PLAN PROVISIONS

14. All distributions under the Plan that are unclaimed for a period of one year after distribution thereof shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and revested in Reorganized WorldCom and any entitlement of any holder of any Claim to such distributions shall be extinguished and forever barred. 11 U.S.C. § 347(b).

15. Except as otherwise provided in the Plan, each Debtor will, as a Reorganized Debtor, continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution or otherwise) under applicable state law. Except as otherwise provided in the Plan, upon the Effective Date, all property of the Debtors’ estates shall vest in the Reorganized Debtors free and clear of all Claims, liens, encumbrances, charges, and other interests, and all such Claims, liens, encumbrances, charges, and other interests shall be extinguished. From and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire, and dispose of property, and compromise or settle any Claims and Equity Interests without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or this Confirmation Order. 11 U.S.C. § 1141(b) and (c).

16. Except as otherwise provided in the Plan, the rights afforded in the Plan and the payments and distributions to be made pursuant to the Plan shall be in exchange for and in complete satisfaction, discharge, and release of all existing debts and Claims, and shall terminate all Equity Interests, of any kind, nature, or description whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against or in the Debtors or any of their assets or properties to the fullest extent permitted by section 1141 of the Bankruptcy Code. Except as provided in the Plan, upon the Effective Date, all existing Claims against the Debtors and Equity Interests in the Debtors, shall be, and shall be deemed to be, discharged and terminated, and all holders of Claims and Equity Interests shall be precluded and enjoined from asserting against the Reorganized Debtors, or any of their assets or properties, any other or further Claim or Equity Interest based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not such holder has filed a proof of Claim or proof of Equity Interest.

17. Upon the Effective Date and in consideration of the distributions to be made pursuant to the Plan, except as otherwise expressly provided in the Plan, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Equity Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtors, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Equity Interests, rights, and liabilities that arose prior to the Effective Date. Upon the Effective Date, all such persons shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Equity Interest in the Debtors.

18. Except as otherwise expressly provided in the Plan, this Confirmation Order, or a separate order of the Bankruptcy Court, all entities who have held, hold, or may hold Claims against or Equity Interests in any or all of the Debtors and other parties in interest, along with their respective present or former employees, agents, officers, directors, or principals, are permanently enjoined, on and after the Effective Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind against the Debtors or Reorganized Debtors with respect to any such Claim or Equity Interest, (ii) enforcing, attaching, collecting, or recovering by any manner or means of any judgment, award, decree, or order against the Debtors or Reorganized Debtors on account of any such Claim or Equity Interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors or Reorganized Debtors or against the property or interests in property of the Debtors or Reorganized Debtors on account of any such Claim or Equity Interest, (iv) commencing or continuing in any manner any action or other proceeding of any kind with respect to any Claims and Causes of Action which are extinguished or released pursuant to the Plan, and (v) taking any actions to interfere with the implementation or consummation of the Plan.

19. None of the Debtors, the Reorganized Debtors, the Indenture Trustees, the Covered Parties, or their respective professionals shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct, gross negligence, criminal conduct, misuse of confidential information that causes damages, or ultra vires acts and, in all respects, the Debtors, the Reorganized Debtors, the Indenture Trustees and the Covered Parties shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. Nothing in Section 10.06 of the Plan shall limit the liability of the professionals of the Debtors, the Reorganized Debtors, the Indenture Trustees or the Covered Parties to their respective clients pursuant to DR 6-102 of the Code of Professional Responsibility.

20. From and after the Effective Date, the Reorganized Debtors shall have the right to prosecute any avoidance or equitable subordination or recovery actions under sections 105, 502(d), 510, 542 through 551 and 553 of the Bankruptcy Code that belong to the Debtors or Debtors in Possession other than the Intermedia Avoidance Claims, which shall be extinguished pursuant to Section 5.06(a) of the Plan, and such other avoidance or recovery actions against parties to the Compromise and Settlements under Section 5.06 of the Plan.

21. Except as against parties to the Compromise and Settlements under Section 5.06 of the Plan, nothing contained in the Plan or this Confirmation Order shall be deemed to be a waiver or the relinquishment of any rights or Causes of Action that the Debtors or the Reorganized Debtors may have or which the Reorganized Debtors may choose to assert on behalf of their respective estates under any provision of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, (i) any and all Claims against any person or entity, to the extent such person or entity asserts a crossclaim, counterclaim, and/or Claim for setoff which seeks affirmative relief against the Debtors, the Reorganized Debtors, their officers, directors, or representatives, (ii) the turnover of any property of the Debtors’ estates, and (iii) Causes of Action against current or former directors, officers, professionals, agents, financial advisors, underwriters, lenders, or auditors relating to acts or omissions occurring prior to the Commencement Date.

22. Nothing contained in the Plan or this Confirmation Order shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Commencement Date, against or with respect to any Claim left unimpaired by the Plan. The Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Chapter 11 Cases had not been commenced, and all of the Reorganized Debtors’ legal and equitable rights respecting any Claim left unimpaired by the Plan may be asserted after the Confirmation Date to the same extent as if the Chapter 11 Cases had not been commenced.

23. Notwithstanding any provision of the Plan or this Confirmation Order, in accordance with 18 U.S.C. § 3613(e), nothing shall be deemed to waive, release, discharge, affect, or terminate any liability of, debt of, or Claim against Debtors, the Reorganized Debtors, or any non-Debtor in connection with any criminal action or criminal proceeding by the United States concerning conduct at any time by the Debtors (or their agents or present or former employees) or by the Reorganized Debtors (or their agents or present or former employees), and nothing herein shall release the Debtors, the Reorganized Debtors, or any non-Debtor from the criminal laws of the United States. Nothing in the Plan or in any document or order associated therewith shall be deemed to waive, release, discharge, affect, or terminate any Claim or right of the United States (or any agency or department thereof) to collect any Claim against or assert any right against any non-Debtor (including, but not limited to, any present or former employee, agent, officer, director, or principal of any Debtor or Reorganized Debtor).

24. The Debtors or the Reorganized Debtors, as the case may be, shall, with respect to any action threatened or commenced by a third party against any Covered Party relating to or arising out of the conduct of such Covered Party during the Chapter 11 Cases with respect to the Plan, confirmation of the Plan, consummation of the Plan, or the administration of the Plan: (i) pay all defense costs including, without limitation, reasonable attorneys’ fees; provided, however, that choice of counsel must be reasonably acceptable to the Covered Party and the Debtor or the Reorganized Debtor, as the case may be; (ii) pay the costs of any settlement; provided, however, any such settlement must be consented to by the Debtors or the Reorganized Debtors, as the case may be, which consent shall not be unreasonably withheld; and (iii) pay any judgment. Notwithstanding the foregoing, the obligations of the Debtors or the Reorganized Debtors, as the case may be, set forth above shall terminate with respect to any Covered Party to the extent that such Covered Party is determined by a final judgment to be guilty of gross negligence, willful misconduct, or breach of fiduciary duty. In such event, such Covered Party shall reimburse the Debtors or the Reorganized Debtors, as the case may be, for all payments made pursuant to Section 10.10 of the Plan.

25. Except as set forth on Schedules 8.01 (A) and 8.01 (B), any prepetition indemnification obligations of the Debtors pursuant to their corporate charters and by-laws or agreements entered into any time prior to the Commencement Date shall be limited to the reimbursement of current directors, officers, and/or employees, other than Culpable Individuals, for legal fees and expenses and shall continue as obligations of the Reorganized Debtors in an amount not to exceed twenty-five million ($25,000,000) dollars in the aggregate.

26. The filing and service of the Plan and Plan Supplement and the publication of notice of the entry of the Confirmation Order provide adequate notice of the assumption and assumption and assignment of executory contracts and unexpired leases that are assumed or assumed and assigned pursuant to Sections 5.05(b), 5.05(d), and 8.01 of the Plan and the CLEC Consolidation Spreadsheet contained in the Plan Supplement.

27. Subject only to the occurrence of the Effective Date, all counterparties to all executory contracts and unexpired leases of the Debtors assumed and assigned pursuant to Sections 5.05(b) and (d) of the Plan and the CLEC Consolidation Spreadsheet contained in the Plan Supplement are deemed to have been provided with adequate assurance of future performance pursuant to section 365(f) of the Bankruptcy Code.

28. Subject only to the occurrence of the Effective Date and except as otherwise provided in the Plan, the assumption or rejection of all executory contracts and unexpired leases of the Debtors assumed or rejected in accordance with Section 8.01 of the Plan is approved in all respects pursuant to section 365 of the Bankruptcy Code.

29. Subject only to the occurrence of the Effective Date, the assumption and assumption and assignment of all executory contracts and unexpired leases of the Debtors that are assumed or assumed and assigned pursuant to Sections 5.05(b) and (d) of the Plan and the CLEC Consolidation Spreadsheet contained in the Plan Supplement are approved in all respects pursuant to section 365 of the Bankruptcy Code.

30. Subject only to the occurrence of the Effective Date, the mergers, transfers of assets, dissolutions, consolidations, and other transactions contemplated in Sections 5.05(b) and (d) of the Plan and the CLEC Consolidation Spreadsheet contained in the Plan Supplement are approved and authorized in all respects. Any provision of any contract, tariff, or other agreement to which any Debtor is party that purports to prohibit, restrict, condition, or otherwise burden any of the transactions contemplated in Sections 5.05(b) and (d) of the Plan and the CLEC Consolidation Spreadsheet contained in the Plan Supplement or that purports to require the payment by any Debtor party to such transactions of any cost, fee, charge, deposit, or other expense in connection with or as a result of the implementation of any of the transactions contemplated in Sections 5.05(b) and (d) of the Plan and the CLEC Consolidation Spreadsheet contained in the Plan

Supplement is hereby rendered null and void and shall be of no force or effect solely to the extent such provision is sought to be enforced against such Debtor in connection with or as a result of the implementation of the transactions contemplated in Sections 5.05(b) and (d) of the Plan and the CLEC Consolidation Spreadsheet contained in the Plan Supplement.

31. Proof of any Claim arising out of the rejection of an executory contract or unexpired lease pursuant to Section 8.01 of the Plan is required to be filed no later than thirty (30) days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order, and (iii) notice of an amendment to Schedule 8.01(A) or 8.01(B) specifically affecting such executory contract or unexpired lease. All such Claims not filed within such time will be forever barred from assertion against the Debtors and their estates or the Reorganized Debtors and their property.

32. In accordance with (and as limited by) Article XII of the Plan and section 1142 of the Bankruptcy Code, the Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

(a)	To hear and determine pending applications for the assumption or rejection of executory contracts or unexpired leases and the allowance of cure amounts and Claims resulting therefrom;

(b)	To hear and determine any and all adversary proceedings, applications and contested matters;

(c)	To hear and determine any objection to Administrative Expense Claims or Claims;

(d)	To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

(e)	To issue such orders in aid of execution and consummation of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

(f)	To consider any amendments to, or modifications of, the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(g)	To hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331 and 503(b) of the Bankruptcy Code;

(h)	To hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan, including any disputes arising under Sections 5.12 or 6.18 of the Plan;

(i)	To issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any person with the consummation, implementation or enforcement of the Plan, the Confirmation Order or any other order of the Bankruptcy Court;

(j)	To recover all assets of the Debtors and property of the Debtors’ estates, wherever located;

(k)	To hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code (including the expedited determination of tax under section 505 (b) of the Bankruptcy Code);

(l)	To resolve any Disputed Claims;

(m)	To determine the scope of any discharge of any Debtor under the Plan or the Bankruptcy Code;

(n)	To hear any other matter not inconsistent with the Bankruptcy Code; and

(o)	To enter a final decree closing the Chapter 11 Cases.

33. Subject to Bankruptcy Rule 9010, all distributions under the Plan to holders of Allowed Claims in Classes 4, 6, 6A and 12 shall be made to the holder of each Allowed Claim at the address of such holder as listed on the Schedules as of the Distribution Notification Date, unless the Debtors or, on and after the Effective Date, the Reorganized Debtors, have been notified in writing of a change of address, including, without limitation, by the timely filing of a proof of claim by such holder that provides an address for such holder different from the address reflected on the Schedules. In the event that any distribution to any such holder is returned as undeliverable, the Disbursing Agent shall use reasonable efforts to determine the current address of such holder, but no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided, however, that, at the expiration of one (1) year from the Effective Date such distributions shall be deemed unclaimed property and shall be treated in accordance with Section 6.14 of the Plan.

34. Distributions for the benefit of the holders of WorldCom Note Claims, MCIC Senior Debt Claims (net of contributed proceeds), MCIC Subordinated Debt Claims (net of contributed proceeds), Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims shall be made to the WorldCom Notes Indenture Trustee, the MCIC Senior Notes Indenture Trustee, the MCIC Subordinated Notes Indenture Trustee, the Intermedia Senior Notes Indenture Trustee, and the Intermedia Subordinated Notes Indenture Trustee, respectively. The Indenture Trustees shall, in turn, promptly administer the distribution to the holders of Allowed Claims in Classes 5, 9, 10, 11 and 13, respectively, in accordance with the Plan and the applicable Indenture.

Distributions for the benefit of the holders of Bank Settlement Claims and Bank Claims shall be made to the Bank of America, N.A. as co-administrative agent under the 364-Day Facility and the Revolving Credit Facility. Bank of America, N.A. shall, in turn, promptly administer the distribution to the holders of Bank Settlement Claims and Bank Claims in Classes 3A and 5, respectively. The distribution of New Common Stock, New Notes, or Cash to the Indenture Trustees or Bank of America, N.A. shall be deemed a distribution to the respective holder of an Allowed Claim. The Indenture Trustees and Bank of America, N.A. shall not be required to give any bond or surety or other security for the performance of their duties unless otherwise ordered by the Bankruptcy Court and, in the event that such parties are so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be paid by the Reorganized Debtors. After the Effective Date, the reasonable fees and expenses of the Indenture Trustees and Bank of America, N.A. incurred in connection with the distribution described in Section 6.07 of the Plan shall be paid by the Reorganized Debtors.

35. Pursuant to sections 1123(a) and 1142(a) of the Bankruptcy Code and the provisions of this Confirmation Order, the Plan, and all Plan-related documents shall apply and be enforceable notwithstanding any otherwise applicable nonbankruptcy law. 11 U.S.C. §§ 1123(a) and 1142(a).

36. Each of the Debtors and Reorganized Debtors is authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

37. On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders or directors of one or more of the Debtors or Reorganized Debtors, including, without limitation, (i) the authorization to issue or cause to be issued the New Notes, the New Common Stock and the Management Restricted Stock, (ii) the effectiveness of the Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, the certificates of incorporation and by-laws of the other Reorganized Debtors, (iii) all restructuring transactions effectuated pursuant to the Plan, (iv) the election or appointment, as the case may be, of directors and officers of Reorganized WorldCom and the other Reorganized Debtors, (v) the authorization and approval of a new revolving credit facility, a new term loan, the New Management Restricted Stock Plan, and the Registration Rights Agreement, and (vi) the qualification of Reorganized WorldCom or any of the Reorganized Debtors as a foreign corporation wherever the conduct of business by the Company requires such qualification, shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to the applicable general corporation law of the states in which the Debtors and the Reorganized Debtors are incorporated, without any requirement of further action by the stockholders or directors of the Debtors or Reorganized Debtors. On the Effective Date, or as soon thereafter as is practicable, Reorganized WorldCom and the Reorganized Debtors may, if required, file their amended certificates of incorporation with the Secretary of State of the state in which each such entity is (or will be) incorporated, in accordance with the applicable general corporation law of each such state.

38. On the Effective Date, all obligations owed pursuant to the $1.1 Billion Amended and Restated Senior Secured Super-Priority Debtor-In-Possession Credit Agreement, dated October 15, 2002 (the “DIP Credit Facility,” and the lenders thereunder, the “DIP Lenders”), shall be paid in accordance with the terms of the DIP Credit Facility, or as otherwise may be agreed to by the Debtors and the DIP Lenders, and upon such payment the DIP Credit Facility shall be deemed terminated and canceled, and the letters of credit outstanding under the DIP Credit Facility on the Effective Date shall be replaced or backstopped by new letters of credit procured by the Reorganized Debtors.

39. The solicitation of votes on the Plan pursuant to the Disclosure Statement, the First Supplement, the Second Supplement and the Third Supplement constitutes a solicitation of the holders of New Common Stock for approval of the New Management Restricted Stock Plan and the New Employee Stock Purchase Plan, and the entry of this Confirmation Order constitutes approval of the New Management Restricted Stock Plan and the New Employee Stock Purchase Plan for purposes of compliance with Rule 16b-3 issued under the Securities Exchange Act of 1934, as amended.

40. Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including, without limitation, any merger agreements or agreements of consolidation, deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax. All sale transactions consummated by the Debtors and approved by the Bankruptcy Court on and after the Commencement Date through and including the Effective Date, including, without limitation, the transfers effectuated under the Plan, the sale by the Debtors of owned property pursuant to section 363(b) of the Bankruptcy Code, and the assumption, assignment, and sale by the Debtors of unexpired leases of non-residential real property pursuant to section 365(a) of the Bankruptcy Code, shall be deemed to have been made under, in furtherance of, or in connection with the Plan, and thus, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax. 11 U.S.C. §1146(c).

MISCELLANEOUS

41. Each of the Objections not heretofore withdrawn or resolved by written agreement or by oral agreement stated and made a part of the record of the Confirmation Hearing, are overruled and denied.

42. Without need for further order or authorization of the Court, the Debtors or the Reorganized Debtors are authorized and empowered to make any and all modifications to any and all documents included as part of the Plan Supplement that do not materially modify the terms of such documents and are consistent with the Plan.

43. All actions authorized to be taken pursuant to the Plan, including, without limitation, the restructuring transactions set forth in Section 5.05 of the Plan and the corporate name change and relocation pursuant to Section 5.08 of the Plan shall be effective on or prior to the Effective Date pursuant to this Confirmation Order, without further application to, or order of the Court, or further action by the respective officers, directors, members or stockholders of Reorganized WorldCom or the other Reorganized Debtors and with the effect that such actions had been taken by unanimous action of such officers, directors, members or stockholders.

44. This Confirmation Order shall constitute all approvals and consents required, if any, by the laws, rules or regulations of any State or any other governmental authority with respect to the implementation or consummation of the Plan and any documents, instruments, or agreements, and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan, the Plan Supplement, the Disclosure Statement, the First Supplement, the Second Supplement, the Third Supplement, and any documents, instruments or agreements, and any amendments or modifications thereto.

45. The terms and provisions of the Plan and the documents, instruments and agreements contained in the Plan Supplement, as amended or modified through the Effective Date, shall be binding upon the Debtors, the Reorganized Debtors, any entity that is a party to any document, instrument or agreement contained in, or contemplated by, the Plan and the Plan Supplement, and any entity acquiring or receiving property or a distribution under the Plan, and any holder of a Claim against or Equity Interest in the Debtors, including all governmental entities, whether or not the Claim or Equity Interest of such holder is impaired under the Plan and whether or not such holder or entity has accepted the Plan.

46. All applications for final allowances of compensation and reimbursement of disbursements pursuant to sections 330 and 503(b) of the Bankruptcy

Code shall be filed with the Court and served upon the Debtors within 90 days from and after the Effective Date.

47. The Reorganized Debtors shall have the exclusive right (except as to applications for allowances of compensation and reimbursement of expenses under sections 330 and 503 of the Bankruptcy Code) to make and file objections to Administrative Expense Claims and Claims and shall serve a copy of each objection upon the holder of the Administrative Expense Claim or Claim to which the objection is made as soon as practicable, but in no event later than 180 days after the Effective Date, or such later date as may be approved by the Court.

48. Within 30 days after entry of this Confirmation Order, or within such further time as the Court may allow, the Debtors shall serve notice of the entry of this Confirmation Order and of the MCI Pre-merger Claim Deadline, as defined below (the “Confirmation Notice”) upon all parties that received notice of the Confirmation Hearing and shall publish the Confirmation Notice (i) on one occasion in The Wall Street Journal (National Edition), The New York Times (National Edition), The Washington Post (National Edition), and The Clarion-Ledger and (ii) electronically on the independent website authorized by the Court’s Order, dated December 23, 2002 (the “Case Management Order”), establishing notice procedures in the Chapter 11 Cases, www.elawforworldcom.com

49. Within 10 days after occurrence of the Effective Date, or within such further time as the Court may allow, the Debtors shall publish notice of the occurrence of the Effective Date of the Plan (i) on one occasion in The Wall Street Journal (National Edition), The New York Times (National Edition), The Washington

Post (National Edition), and The Clarion-Ledger and (ii) electronically on the independent website authorized by the Case Management Order, www.elawforworldcom.com

50. Pursuant to the Plan, the Debtors shall assume and continue the Pension Plans in accordance with their terms, satisfy the minimum funding standards pursuant to 26 U.S.C. § 412 and 29 U.S.C. § 1082, and administer the Pension Plans in accordance with their terms and the provisions of ERISA. Furthermore, nothing in the Plan shall be construed as discharging, releasing or relieving the Debtors or the Debtors’ successors, including the Reorganized Debtors or any party, in any capacity, from any liability imposed under any law or regulatory provision with respect to the Pension Plans or the PBGC. The PBGC and the Pension Plans shall not be enjoined or precluded from seeking to enforce such liability as a result of any provision of the Plan or the Confirmation Order, subject to any rights and defenses of the Debtors or Reorganized Debtors. Notwithstanding any provision of the Plan to the contrary, the Pension Plans shall be assumed and administered in accordance with ERISA and the Tax Code.

51. Nothing in this Order shall be construed as relieving the Debtors or any other person or entity of any obligation to comply with section 214 of the Federal Communications Act.

52. To the extent the Plan or this Order is inconsistent with the Stipulation Among the Objecting Parties and the Debtors Concerning the Amended Plan and the Supplement, dated October 3, 2003 (Docket No. 9229), between the Debtors and the California Public Utilities Commission, et al. (the “CPUC Stipulation”), the provisions of the CPUC Stipulation shall govern.

53. Entry of this Order, any findings of fact or conclusions of law therein, or the occurrence of the Effective Date, shall not prejudice the right of Wells Fargo Bank N.A. (“WFB”) to argue as it deems appropriate as to how its claims should be classified or treated under the Plan and its right to argue that it is not bound by the Bank Settlement or Plan releases or discharges, provided, however, that, without impairing the express reservations of rights in the Stipulation, dated October 15, 2003, between the Debtors and WFB, with respect to such WFB arguments, nothing in this Order or in such Stipulation shall be construed to permit WFB to reargue or readjudicate this Order.

54. Notwithstanding anything in the Plan to the contrary, following the dismissals with prejudice of the Constructive Trust Action and the Maryland Action, in order to implement the Bank Settlement, distributions to holders of Bank Settlement Claims under Class 3A shall be reduced by 35.7%, from an aggregate amount of $75,000,000 to an aggregate amount of $48,225,000. Each named plaintiff in the Maryland Action shall receive its pro rata share of $9,645,000 in New Notes, and each named plaintiff in the Constructive Trust Action shall receive its pro rata share of $38,580,000 in New Notes. If a named plaintiff in the Maryland Action or the Constructive Trust Action assigned the proceeds from either or both actions, such named plaintiff shall be responsible for distributing the New Notes to its assignee or assignees. The Reorganized Debtors and Bank of America, N.A., as co-administrative agent under the 364-Day Facility and the Revolving Credit Facility (the “Bank Agent”), shall have no obligation to recognize any transfer of any Bank Settlement Claim, in whole or in part, and shall instead be authorized and entitled to recognize and deal for all purposes under the Plan with only the named plaintiffs in the Maryland Action and the Constructive Trust Action.

55. Notwithstanding anything in Section 4.06(b) of the Plan to the contrary, (i) the amount of the Allowed Bank Claims arising under the 364-Day Facility shall be determined by agreement of the parties, or, absent agreement, by the Court, (ii) the amount of the Allowed Bank Claims arising under the Revolving Credit Facility shall include the amounts set forth in Section 4.06(b) of the Plan, (iii) the Bank Agent shall have an Allowed Class 5 Claim in the amount of its reasonable fees and expenses incurred prior to the Effective Date that are rendered or occurred in connection with the 364-Day Facility and the Revolving Credit Facility, (iv) the Allowed Bank Claims of the Bank Agent shall be reduced by the Bank Agent Cash Payment (as defined below) and (v) on the Effective Date, or as soon thereafter as is practicable, the Bank Agent shall receive, in partial satisfaction of the reasonable fees and expenses of the Bank Agent and its counsel, Cash in the amount of (a) $250,000 (which amount includes any amount received for reasonable fees and expenses by the Bank Agent pursuant to Section 4.06(c) of the Plan) (the “Bank Agent Cash Payment”) and (b) the postpetition letter of credit fees incurred by the Bank Agent in an amount not to exceed $40,000. Nothing in this Order is intended to affect the rights of the Bank Agent to seek reimbursement of its reasonable fees and expenses not otherwise satisfied pursuant to the provisions of this Order or the Plan.

56. To the extent that the foregoing constitutes a modification of the Plan, this is deemed to be a Plan modification under section 1127(a) of the Bankruptcy Code. So long as the Bank Agent makes distributions to the holders of Allowed Bank

Settlement Claims (Class 3A) and Allowed Bank Claims (Class 5) in accordance with the provisions of this Confirmation Order, it shall not be liable to the holders of such Allowed Claims or their assignees for the distributions made hereunder.

57. On the Effective Date, the appeals from this Court’s Order, dated August 6, 2003, Approving the Settlement with the Securities and Exchange Commission filed by the Ad Hoc Committee of Dissenting Bondholders and the Ad Hoc MCI Trade Claims Committee shall be withdrawn with prejudice and the Ad Hoc Committee of Dissenting Bondholders and Ad Hoc MCI Trade Claims Committee are directed to prepare and file any documents necessary to effectuate such withdrawal.

58. On the Effective Date, the appeal from the Final Judgment of the United States District Court for the Southern District of New York approving the settlement with the Securities and Exchange Commission filed by HSBC Bank USA shall be withdrawn with prejudice and the HSBC is directed to prepare and file any documents necessary to effectuate such withdrawal.

59. On the Effective Date, the appeal from the Order, dated June 4, 2003, Authorizing the Debtors to Assume as Amended Certain Executory Contracts with Electronic Data Systems Corporation and EDS Information Services LLC filed by the Ad Hoc MCI Trade Claims Committee shall be withdrawn with prejudice and the Ad Hoc MCI Trade Claims Committee is directed to prepare and file any documents necessary to effectuate such withdrawal.

60. Pursuant to Section 5.04 of the Plan, in furtherance of the Debtors’ reorganization, on or after the Effective Date, the Debtors are authorized, in their sole discretion to adjust, continue, eliminate, discharge or release, by offset or otherwise, as appropriate, all Claims, or any portion thereof, held by any of the Company’s non-Debtor operating subsidiaries against any of the Debtors or held by any of the Debtors against any of the Company’s non-Debtor operating subsidiaries.

61. Any holder of a General Unsecured Claim against the WorldCom Debtors that seeks to be treated as the holder of a Class 6A MCI Pre-merger Claim shall, within thirty (30) days from and after the date on which the Confirmation Notice is served (the “MCI Pre-merger Claim Deadline”), establish in writing, with supporting documentation, to the Debtors’ satisfaction and, until the Effective Date, on reasonable notice to the Committee, that (i) its Claim arises solely from an individual transaction or series of transactions that was fully completed on or before September 13, 1998 and (ii) in incurring such Claim it relied on the separate credit of MCIC or any subsidiary of MCIC as of or prior to September 13, 1998. The Debtors do not concede that the mere existence of a contract dated on or before September 13, 1998 constitutes reliance. To the extent the Debtors do not agree that a claimant holds an MCI Pre-merger Claim, the Court shall resolve such dispute in accordance with the foregoing criteria after notice and an opportunity for a hearing. Any holder of a General Unsecured Claim against the WorldCom Debtors that does not provide written evidence that it holds an MCI Pre-merger Claim on or before the MCI Pre-merger Claim Deadline in accordance with this paragraph shall be forever barred from asserting an MCI Pre-merger Claim.

62. The determinations, findings, judgments, decrees and orders set forth or incorporated herein constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. Bankruptcy Rules 7052 and 9014. Each finding of fact set forth or incorporated herein, to the extent it is or may be deemed a conclusion of law, shall also constitute a conclusion of law. Each conclusion of law set forth or incorporated herein, to the extent it is or may be deemed a finding of fact, shall also constitute a finding of fact.

Dated: New York, New York

    October 31, 2003

s/ Arthur J. Gonzalez

UNITED STATES BANKRUPTCY JUDGE

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